COMMUNITY BANKERS ACQUISITION CORP.

ANNUAL REPORT TO STOCKHOLDERS

Nine months ended December 31, 2007

BUSINESS SUMMARY

General

We are a blank check company organized under the laws of the State of Delaware on April 6, 2005. As a "Targeted Acquisition Corporation"SM or "TAC," SM we were formed to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. Prior to executing the merger agreement with TransCommunity as described below in "Proposed Business Combination," our activities were limited to organizational matters, completing our initial public offering and seeking and evaluating possible business combination opportunities.

On June 8, 2006, we consummated our initial public offering of 7,500,000 units, which commenced trading on the American Stock Exchange under the symbol "BTC.U". Each unit consisted of one share of common stock and one redeemable common stock purchase warrant. Each warrant entitles the holder to purchase from us one share of our common stock at an exercise price of $5.00 per share beginning upon the consummation of a business combination. Our common stock and warrants started trading separately on the American Stock Exchange as of September 5, 2006, under the symbols "BTC" and "BTC.WS," respectively.

The initial target business or businesses we acquire must have a collective fair market value equal to at least 80% of our net assets at the time of the business combination (excluding the portion of the trust account attributable to the underwriters' discount). The fair market value of such business or businesses will be determined by our board of directors based upon standards generally accepted by the financial community, such as actual and potential revenues, net income, assets, cash flow and book value. We are not required to obtain an opinion from an investment banking firm as to the fair market value if our board of directors independently determines that the target business has sufficient fair market value, but may do so.

Proposed Business Combination

On September 5, 2007, we entered into an Agreement and Plan of Merger (the "TransCommunity Merger Agreement") with TransCommunity Financial Corporation ("TransCommunity"). The TransCommunity Merger Agreement sets forth the terms and conditions of our proposed acquisition of TransCommunity through the merger of TransCommunity with and into the Company (the "TransCommunity Merger"). TransCommunity Bank, N.A., a wholly owned subsidiary of TransCommunity, will become a wholly owned subsidiary of the surviving company in the TransCommunity Merger.

Under the terms of the TransCommunity Merger Agreement, the Company will issue to the shareholders of TransCommunity, for each share of TransCommunity's common stock that they own, 1.4200 shares of our common stock (the "Exchange Ratio"), subject to adjustment. If the daily average closing price for our common stock for the 20 consecutive days of trading in such stock ending five days before the closing date is less than $7.42, we will increase the Exchange Ratio to the quotient obtained by dividing $10.5364 by such daily average closing price.

Consummation of the TransCommunity Merger is subject to a number of customary conditions including the approval of the TransCommunity Merger by the shareholders of TransCommunity and our stockholders and the receipt of all required regulatory approvals. In addition, closing of the transaction is also conditioned on holders of fewer than 20% of the shares of our common stock voting against the transaction and electing to convert their common stock into cash. The TransCommunity Merger is expected to be completed in the second quarter of 2008. Pursuant to the TransCommunity Merger Agreement either party may terminate the Agreement in the event the TransCommunity Merger is not consummated by May 31, 2008. As a result of the execution of the TransCommunity Merger Agreement, pursuant to our certificate of incorporation, we have until June 7, 2008 to complete the transaction before we would otherwise be required to liquidate.

Proposed Merger with BOE Financial Services

On December 14, 2007 we announced that we had entered into an Agreement and Plan of Merger dated as of December 13, 2007, (the "BOE Merger Agreement") with BOE Financial Services of Virginia, Inc. ("BOE"). The BOE Merger Agreement sets forth the terms and conditions of the Company's acquisition of BOE through the merger of BOE with and into the Company (the "BOE Merger"). Bank of Essex, a Virginia state bank and a wholly owned subsidiary of BOE (the "Bank") will become a wholly owned subsidiary of the surviving corporation in the BOE Merger.

Under the terms of the BOE Merger Agreement, we will issue to the stockholders of BOE, for each share of BOE's common stock that they own, 5.7278 shares of our common stock (the "Exchange Ratio"), subject to adjustment. If the daily average closing price for our common stock for the 20 consecutive days of trading in such stock ending five days before the closing date is less than $7.42, we will increase the Exchange Ratio to the quotient obtained by dividing $42.50 by such daily average closing price.

Consummation of the BOE Merger is subject to the consummation of the TransCommunity Merger and a number of customary conditions including the approval of the BOE Merger by the stockholders of BOE and by our stockholders and the receipt of all required regulatory approvals. The BOE Merger is expected to be completed in the second quarter of 2008. Pursuant to the BOE Merger Agreement either party may terminate the BOE Merger Agreement in the event the BOE Merger Agreement is not consummated by June 30, 2008.

Trust Account

The net proceeds from the sale of our units were approximately $54,950,000. Of this amount, $54,350,000 of the net proceeds, plus $2,100,000 attributable to the underwriters' discount that I-Bankers Securities, Inc., Maxim Group LLC and Legend Merchant Group, Inc., the representatives of the underwriters in our initial public offering, agreed to defer until we consummated our initial business combination, was deposited in an interest-bearing trust account at JPMorgan Chase NY Bank maintained by Continental Stock Transfer & Trust Company, as trustee, pursuant to an agreement signed on June 8, 2006. As of December 31, 2007, the amount held in trust was $58,452,512, including $2,100,000 of deferred underwriting discounts. Except for a portion of the interest earned on the trust account which may be released to us, these proceeds will not be released until the earlier of the completion of a business combination or our liquidation. The remaining $600,000 in net proceeds, together with $1,129,000 interest released to us to cover operating expenses, were made available to be used by us to provide for business, legal and accounting due diligence on prospective business combinations and continuing general and administrative expenses. Substantially all of the net proceeds not held in the trust account of our initial public offering are intended to be used to acquire a target business, including identifying and evaluating prospective acquisition candidates, selecting the target business, and structuring, negotiating and consummating the business combination. Upon consummation of our initial business combination, funds held in the trust account after payment of amounts, if any, to our stockholders requesting and exercising their conversion rights and the deferred underwriting compensation, will be released to us. We intend to pay any additional expenses related to the TransCommunity Merger and BOE Merger and hold the remaining funds as capital at the holding company level pending use for general corporate and strategic purposes. Such purposes may include increasing the capital of TransCommunity Bank or Bank of Essex, future mergers and acquisitions, branch construction, asset purchases, payment of dividends, repurchases of shares of our common stock and general corporate purposes. Until such capital is fully leveraged or deployed, we may not be able to successfully deploy such capital and our return on equity could be negatively impacted.

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our units, common stock and warrants trade on the American Stock Exchange under the symbols "BTC.U.," "BTC" and, "BTC.WS," respectively.

The following table sets forth, for the quarters indicated, the quarterly high and low sales prices of our units, common stock and warrants as reported on the American Stock Exchange since our units commenced public trading on June 6, 2006 and since such common stock and warrants commenced public trading on September 5, 2006.

	Common Stock		Warrants		Units	
	High	Low	High	Low	High	Low
Quarter ended 6/30/2006	$ N/A	$ N/A	$ N/A	$ N/A	$ 7.90	$ 7.80
Quarter ended 9/30/2006	$ 7.20	$ 7.00	$ 0.70	$ 0.51	$ 7.88	$ 7.50
Quarter ended 12/30/2006	$ 7.23	$ 7.00	$ 0.63	$ 0.37	$ 7.80	$ 7.35
Quarter ended 3/31/2007	$ 7.50	$ 7.10	$ 0.63	$ 0.45	$ 7.85	$ 7.55
Quarter ended 6/30/2007	$ 7.44	$ 7.23	$ 0.81	$ 0.50	$ 8.14	$ 7.69
Quarter ended 9/30/2007	$ 7.46	$ 7.31	$ 0.82	$ 0.45	$ 8.20	$ 7.75
Quarter ended 12/31/2007	$ 7.45	$ 7.36	$ 0.58	$ 0.26	$ 7.90	$ 7.56

On March 25, 2008 the closing prices of the common stock, warrants and units were $7.49, $0.08 and $7.45, respectively.

Holders of Record

As of March 25, 2008, there were one holder of record of our units, ten holders of record of our common stock and two holders of record of our warrants, not including beneficial holders of our securities held in street name.

Dividends

We have not paid any dividends on our common stock to date and do not intend to pay dividends prior to the completion of a business combination. The payment of dividends in the future will be contingent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of a business combination. The payment of any dividends subsequent to a business combination will be within the discretion of our then board of directors and subject to restrictions under applicable banking laws and regulations. It is the present intention of our board of directors to retain all earnings, if any, for use in our business operations and, accordingly, our board does not anticipate declaring any dividends prior to the proposed TransCommunity Merger. Upon completion of the TransCommunity and BOE Mergers, we expect to pay regular dividends to our stockholders. Subject to board and regulatory approvals, we expect to pay quarterly cash dividends in an amount not less than the quotient obtained by dividing $0.22 by the BOE exchange ratio (5.7278, subject to adjustment), for the foreseeable future.

Securities Authorized for Issuance Under Equity Compensation Plans

The Company does not have any securities authorized for issuance under any equity compensation plans.

Recent Sales of Unregistered Securities

None.

Use of Proceeds From Our Initial Public Offering

On June 8, 2006, we consummated the closing of the sale of 7,500,000 units in connection with our initial public offering. Each unit consists of one share of our common stock and one warrant entitling the holder to purchase from us one share of our common stock at an exercise price of $5.00. The units were sold at an offering price of $8.00 per unit, generating total gross proceeds of $60,000,000 and net proceeds of $54,950,000.

The securities sold in our initial public offering were registered under the Securities Act of 1933, as amended, on a registration statement on Form S-1 (File No. 333-124240). The Securities and Exchange Commission declared the registration statement effective on June 5, 2006. I-Bankers Securities, Inc., Maxim Group LLC and

Legend Merchant Group, Inc. acted as the representatives of the underwriters. Of the gross proceeds from the offering, (i) we deposited $56,450,000 into a trust account at JP Morgan Chase NY Bank, maintained by Continental Stock Transfer & Trust Company as trustee, which amount included $2,100,000 of contingent underwriting discount; (ii) the underwriters received $1,800,000 as underwriting discount and $600,000 as non-accountable expenses; and (iii) we used an estimated $550,000 for offering expenses. The remaining proceeds of $600,000 together with $1,129,000 of interest earned on funds held in trust which were released to us have been used for working capital purposes in connection with acquisition and consummation of a business combination, such as due diligence, legal, and general and administrative expenses including payment of $180,000 to Community Bankers Acquisition, LLC, an affiliate of our president and chief executive officer, for administrative services. The sum of $40,000 in offering expenses was advanced to us by Community Bankers Acquisition, LLC and was repaid following consummation of the offering. Upon consummation of the TransCommunity Merger, we will pay the contingent underwriting discount held in the trust account to the representatives of the underwriters.

In connection with our initial public offering, we sold to I-Bankers Securities, Inc., Maxim Group LLC and Legend Merchant Group, Inc., or their designees for $100, options to purchase up to a total of 525,000 units. The units issuable upon exercise of this option are identical to those sold in our offering except that the warrants included in the units have an exercise price of $7.50. These options are exercisable at $10.00 per unit commencing on the consummation of a business combination and expiring on June 4, 2011. The purchase option and the securities issuable upon exercise of such option were included in our registration statement on Form S-1 described above.

Purchases of Equity Securities by the Issuer

None.

FORWARD-LOOKING STATEMENTS

This Annual Report contains forward-looking statements within the meaning of the federal securities laws. These statements relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements expressed or implied by the forward-looking statements to differ materially. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," "continue" or the negative of these terms or other comparable terminology. These forward-looking statements include, but are not limited to, the statements regarding: our ability to complete the proposed mergers with TransCommunity and BOE on a timely basis; failure to obtain regulatory approvals; success in retaining or recruiting, or changes required in, our officers, key employees or directors following the mergers; the anticipated benefits of the proposed mergers, including future financial and operating results, cost savings and enhanced revenues that may be realized, as well as other statements or expectations regarding the proposed mergers; reduction of our working capital due to costs related to the proposed mergers; liquidation if no business combination occurs by June 7, 2008; successful integration of the TransCommunity operations and, potentially the operations of BOE; delisting of our securities from the American Stock Exchange or our inability to have our securities listed on the American Stock Exchange following the TransCommunity Merger; financial performance following the proposed mergers; interest to be earned on the trust account; uses of our working capital; risks associated with the banking industry in the event one or both of the proposed mergers occur; and other risks and uncertainties detailed in our filings with the Securities and Exchange Commission. All forward-looking statements included in this report are based on information available to us on the date hereof, and we assume no obligation to revise or publicly release the results of any revision to any such forward-looking statement, except as may otherwise be required by law.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion of our financial condition and results of operations should be read in conjunction with our financial statements, the accuracy of which involves risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons.

General

We were incorporated on April 6, 2005, to serve as a vehicle to effect a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business in the banking industry. We consummated our initial public offering on June 8, 2006. We have neither engaged in any operations nor generated any revenues, other than interest income, nor incurred any debt or expenses during the period ended December 31, 2007, other than in connection with our initial public offering, meeting our regulatory reporting requirements including certain legal, accounting and other expenses related to selection of and consummation of an initial business combination. Our entire activity since inception has been to prepare for and consummate our initial public offering and to identify and investigate targets for our initial business combination as well as a subsequent business combination.

We are currently in the process of obtaining regulatory approvals relating to the TransCommunity Merger and the BOE Merger. We are not presently engaged in, and will not engage in, any substantive commercial business until we consummate the TransCommunity Merger. We intend to utilize our capital stock in effecting the TransCommunity Merger as well as the BOE Merger. If we are unable to consummate the TransCommunity Merger by June 7, 2008, we will be required to dissolve and liquidate.

On October 29, 2007, our board of directors resolved that our fiscal year that began on April 1, 2007 would end on December 31, 2007, and from and after that date, our fiscal year would be the period beginning January 1 of each year and ending on December 31. As a result, this Form 10-K is a transition report, and includes financial information for the nine-month transition period April 1, 2007 through December 31, 2007, which we refer to as "fiscal 2007" or "fiscal year 2007." All references to years prior to fiscal 2007, unless otherwise noted, refer to our historical fiscal year, which ended on March 31. For example, a reference to "fiscal 2006" or "fiscal year 2006" means the 12-month period ended March 31, 2006.

Results of Operations for the Transition Year April 1, 2007 through December 31, 2007

For the transition period April 1, 2007 through December 31, 2007, operating costs of $263,000 consisted primarily of $54,000 in legal and professional fees, $67,500 for office and administrative services, $73,000 for amortization of prepaid insurance and $50,500 in travel and due diligence expenses. Interest income on the trust fund investments, including interest allocable to shares subject to possible conversion, amounted to $1,944,000. This resulted in net income for the year ended December 31, 2007 of $1,105,000.

Results of Operations for the Year Ended March 31, 2007

For the year ended March 31, 2007, operating costs of $338,700 consisted primarily of $117,000 in legal and professional fees, $75,000 for office and administrative services, $87,500 for amortization of prepaid insurance and $7,700 in travel expenses. Interest income on the trust fund investments, including interest allocable to shares subject to possible conversion, amounted to $2,268,800. This resulted in net income for the year ended March 31, 2007 of $1,124,100.

Results of Operations for the Period April 6, 2005 (inception) to December 31, 2007

For the period April 6, 2005 (inception) to December 31, 2007, operating costs of $601,800 consisted primarily of $171,000 in legal and professional fees, $142,500 for office and administrative services, $160,000 for amortization of prepaid insurance and $58,000 in travel and due diligence expenses. Interest income on the trust fund investments, including interest allocable to shares subject to possible conversion amounted to $3,611,000. This resulted in net income during the period of $2,229,000.

Liquidity and Capital Resources

The net proceeds of our initial public offering, after deducting the underwriters' discount and offering expenses, was $54,950,000. Of these net proceeds, $54,350,000 has been placed in a trust account at J.P. Morgan Chase Bank maintained by Continental Stock Transfer & Trust Company, New York, New York, as trustee, and invested in United States government securities together with an additional $2,100,000 of deferred underwriting compensation. The funds held in the trust account, other than the deferred underwriting compensation, may be used as consideration to pay the sellers of a target business with which we ultimately complete a business combination. Interest earned on the trust account, net of taxes, will be retained in the trust account for distribution to public stockholders under certain circumstances except that up to $1,129,000, net of taxes, has been released to us periodically to fund our working capital requirements. Upon the consummation of the TransCommunity Merger, we will pay the deferred underwriting compensation to the underwriters, less $0.28 per share for each share converted in connection with the TransCommunity Merger, out of the proceeds of our initial public offering held in trust. The remaining funds currently held in the trust account, less any amounts paid to our stockholders who exercise their conversion rights, will be released to us. We intend to pay any additional expenses of the TransCommunity Merger and BOE Merger and hold the remaining funds as capital at the holding company level pending use for general corporate and strategic purposes. Such purposes may include increasing the capital of TransCommunity Bank or Bank of Essex, future mergers and acquisitions, branch construction, asset purchases, payments of dividends, repurchases of shares of our common stock and general corporate purposes. Until such capital is fully leveraged or deployed, we may not be able to successfully deploy such capital and our return on equity could be negatively impacted.

As of December 31, 2007, we had cash not held in trust of $162,154, and an aggregate of $1,600,000 of interest earned on the trust funds was released to us from the trust account for the payment of taxes and working capital. We have used the funds not held in trust together with interest released to us from the trust account for identifying, evaluating and selecting prospective acquisition candidates, performing business due diligence on prospective target businesses, and legal, accounting and other related expenses attendant to structuring, negotiating and consummating our two proposed mergers. Our cash requirements are expected to change based on the timing, nature and outcome of our intended business combination.

We are obligated, until the closing of the TransCommunity Merger, to pay to Community Bankers Acquisition, LLC, an affiliate of one of our directors and executive officers, a monthly fee of $7,500 for office space and general and administrative services. An aggregate of $180,000 has been paid as of December 31, 2007.

We do not believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, we may need to raise additional funds through a private offering or debt or equity securities if it is required to consummate the TransCommunity and BOE Mergers. We would only consummate such a fundraising simultaneously with the consummation of a business combination.

If we are unable to obtain the required regulatory approvals and consummate the TransCommunity Merger by June 7, 2008, we will be forced to liquidate. If we are forced to liquidate, the per share liquidation amount may be less than the initial per share liquidation value of $7.72 as of March 25, 2008. Additionally, if third parties make claims against us, the funds held in the trust account could be subject to those claims, resulting in a further reduction to the per share liquidation price. Under Delaware law, our stockholders who have received distributions from us may be held liable for claims by third parties to the extent such claims have not been paid by us. Furthermore, our warrants will expire worthless if we liquidate before the completion of our initial business combination.

Off Balance Sheet Arrangements

As of December 31, 2007, we did not have any off balance sheet arrangements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk is a broad term for the risk of economic loss due to adverse changes in the fair value of a financial instrument. These changes may be the result of various factors, including interest rates, foreign exchange rates, commodity prices and/or equity prices. Our exposure to market risk is primarily limited to interest income sensitivity with respect to the funds placed in the trust account. However, the funds held in our trust account have been invested only in U.S. "government securities," defined as any Treasury Bill issued by the United States having a maturity of one hundred and eighty days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, so we are not deemed to be an investment company under the Investment Company Act. Thus, we are subject to market risk primarily through the effect of changes in interest rates on government securities. The effect of other changes, such as foreign exchange rates, commodity prices and/or equity prices, does not pose significant market risk to us.

EXECUTIVE OFFICERS AND DIRECTORS

Our current executive officers and directors are as follows:

Name	Age	Position	Occupation
Eugene S. Putnam, Jr.	48	Chairman of the Board of Directors	Interim Chief Financial Officer, Universal Technical Institute, Inc.
Gary A. Simanson	47	President, Chief Executive Officer, Chief Financial Officer and Director	President, First Capital Group, LLC
Keith Walz	40	Director	Managing Partner, Kinsale Capital Partners
Chris A. Bagley	46	Director	Chief Credit Officer, Prosperity Bank

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

As reported on a Current Report on Form 8-K filed May 18, 2007, Community Bankers advised Yount, Hyde & Barbour, P.C. on May 15, 2007, that the Audit Committee of Community Bankers' board of directors had determined to engage Miller, Ellin & Company LLP on that date as Community Bankers' independent registered public accounting firm to audit Community Bankers' financial statements as of and for the fiscal year ended March 31, 2007, and to serve as Community Bankers' independent registered public accounting firm for the fiscal year ending March 31, 2008. As reported on a Current Report on Form 8-K filed November 2, 2007, on October 29, 2007, Community Bankers' board of directors acted in accordance with Community Bankers bylaws to change Community Bankers' fiscal year to end on December 31, commencing with the fiscal year ending December 31, 2007. The reports of Yount, Hyde & Barbour, P.C. on Community Bankers' consolidated financial statements as of and for the fiscal year ended March 31, 2006, did not contain any adverse opinion or disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope or accounting principle. During the period from inception through the fiscal year ended March 31, 2006, and through May 15, 2007, there were no (1) disagreements with Yount, Hyde and Barbour, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to Yount, Hyde and Barbour's satisfaction, would have caused Yount, Hyde and Barbour to make reference thereto in its report on the financial statements for such years, or (2) reportable events described under Item 304(a)(1)(iv) of Regulation S-K.

ADDITIONAL INFORMATION

We will provide free of charge to any stockholder or other person to whom this annual report is delivered, upon written or oral request, a copy of our Annual Report on Form 10-K, other than exhibits thereto, for the period ended December 31, 2007. Requests for such report should be provided to Gary A. Simanson, President, at the following address:

Community Bankers Acquisition Corp.
9912 Georgetown Pike, Ste D203
Great Falls, VA 22066
(703) 759-0751

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy, upon payment of a fee set by the SEC, any documents that we file with the SEC as its public reference room at 100 F Street, N.E., Washington, D.C. 20549 on official business days during the hours of 10:00 a.m. to 3:00 p.m. You may also call the SEC at 1-800-432-0330 for more information on the public reference rooms. Our filings, including our Annual Report on Form 10-K, are also available to the public on the Internet through the SEC's EDGAR database. You may access the EDGAR database at the SEC's website at www.sec.gov.

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Index to Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
Community Bankers Acquisition Corp.

We have audited the accompanying balance sheets of Community Bankers Acquisition Corp. (a corporation in the development stage) as of December 31, 2007 and March 31, 2007 and the related statements of income, stockholders' equity and cash flows for the nine months ended December 31, 2007, the year ended March 31, 2007 and the period from April 6, 2005 (inception) to December 31, 2007. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Corporation is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Corporation's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Community Bankers Acquisition Corp. as of December 31, 2007 and March 31, 2007 and the results of its operations and its cash flows for the nine months ended December 31, 2007, the year ended March 31, 2007 and the period from April 6, 2005 (inception) to December 31, 2007, in conformity with U.S. generally accepted accounting principles.

/s/Miller Ellin & Company, LLP

New York, NY
March 26, 2008

COMMUNITY BANKERS ACQUISITION CORP.
(A Corporation in the Development Stage)

BALANCE SHEETS

		December 31, 2007		March 31, 2007
ASSETS				
Current assets:				
Cash	$	162,154	$	676,183
Cash and United States Treasury securities held in trust fund		58,452,512		58,118,729
Prepaid expenses		178,799		17,500
Deferred acquisition costs		647,487		--
Total current assets		59,440,952		58,812,412
Total Assets	$	59,440,952	$	58,812,412
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Income taxes payable	$	338,690	$	806,000
Deferred payment to underwriter		2,100,000		2,100,000
Accounts payable and accrued expenses		--		9,185
Total Current Liabilities		2,438,690		2,915,185
Common stock, subject to conversion, 1,499,999 shares at conversion value		11,690,502		11,617,934
Commitments				
STOCKHOLDERS' EQUITY				
Preferred stock, $0.01 par value Authorized 5,000,000 shares; none issued		--		--
Common stock, $0.01 par value Authorized 50,000,000 shares; Issued and outstanding, 9,375,000 shares in 2007 and 9,375,000 in 2006 (which includes 1,499,999 shares subject to conversion)		93,750		93,750
Additional paid-in capital		42,988,876		43,061,444
Earnings accumulated during the development stage		2,229,134		1,124,099
Total Stockholders' Equity		45,311,760		44,279,293
Total Liabilities and Stockholders' Equity	$	59,440,952	$	58,812,412

See accompanying notes to financial statements.

COMMUNITY BANKERS ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENTS OF INCOME

		Nine Months Ended December 31, 2007		Year Ended March 31, 2007		Cumulative Period from April 6, 2005 (inception) to December 31, 2007
Other income:						
Interest on cash and short-term investments held in trust	$	1,944,395	$	2,268,760	$	4,213,155
Operating costs		263,142		338,661		601,803
Income before taxes		1,681,253		1,930,099		3,611,352
Provision for income taxes		576,218		806,000		1,382,218
Net income	$	1,105,035	$	1,124,099	$	2,229,134
Weighted average shares outstanding						
Basic		9,375,000		7,997,740		6,140,625
Diluted		11,807,432		10,256,708		8,573,057
Net income per share-basic	$	0.12	$	0.14	$	0.36
Net income per share-diluted	$	0.09	$	0.11	$	0.26

See accompanying notes to financial statements.

COMMUNITY BANKERS ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-In	Earnings Accumulated During the Development	Stockholders'
	Shares	Amount	Capital	Stage	Equity
Balance at March 31, 2006	**1,875,000**	**18,750**	**28,125**	--	**46,875**
Sale of 7,500,000 units, net of underwriters' discount and offering expenses (includes 1,499,999 shares subject to possible conversion)	7,500,000	75,000	54,651,153	--	54,726,153
Proceeds subject to possible redemption of 1,499,999 shares, up to 20% of public shares are subject to redemption	--	--	(11,617,934)	--	(11,617,934)
Proceeds from issuance of option	--	--	100	--	100
Net income	--	--	--	1,124,099	1,124,099
Balance at March 31, 2007	**9,375,000**	**$93,750**	**$43,061,444**	**$1,124,099**	**$49,279,293**
Change in proceeds subject to possible conversion	--	--	(72,568)	--	(72,568)
Net income	--	--	--	1,105,035	1,105,035
Balance at December 31, 2007	**9,375,000**	**93,750**	**42,988,876**	**2,229,134**	**45,311,760**

See accompanying notes to financial statements.

COMMUNITY BANKERS ACQUISITION CORP.
(A Corporation in the Development Stage)

STATEMENTS OF CASH FLOWS

		Nine months ended December 31, 2007		Year Ended March 31, 2007		Period from April 6, 2005 (inception) to December 31, 2007
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$	1,105,035	$	1,124,099	$	2,229,134
(Increase) decrease in prepaid expenses		(161,299)		(17,500)		(178,799)
(Increase) decrease in deferred acquisition costs		(647,487)		--		(647,487)
Increase (decrease) in accounts payable		(9,185)		(360,897)		
Increase (decrease) in income taxes payable		(467,310)		806,000		338,690
Net Cash Provided by (Used in) Operating Activities		(180,246)		1,551,702		1,741,538
CASH FLOWS FROM INVESTING ACTIVITIES						
(Increase) decrease in cash and securities held in trust fund		(333,783)		(58,118,729)		(58,452,512)
Net Cash Used in Investing Activities		(333,783)		(58,118,729)		(58,452,512)
CASH FLOWS FROM FINANCING ACTIVITIES						
Proceeds from sale of common stock		--		--		46,875
Gross proceeds from initial public offering		--		60,000,000		60,000,000
Proceeds from note payable to stockholder		--		20,000		40,000
Payment of note payable to stockholder		--		(40,000)		(40,000)
Proceeds from issuance of underwriters purchase option		--		100		100
Payment of public offering costs		--		(2,739,250)		(3,173,847)
Net Cash Provided by (Used in) Financing Activities		--		57,240,850		56,873,128
NET INCREASE (Decrease) IN CASH		(514,029)		673,823		162,154
CASH AT BEGINNING OF PERIOD		676,183		2,360		--
CASH AT END OF PERIOD	$	162,154	$	676,183	$	162,154
NON-CASH FINANCING ACTIVITY						
Accrual of deferred payment to underwriter	$	--	$	2,100,000	$	2,100,000

See accompanying notes to financial statements.

1. ORGANIZATION, BUSINESS OPERATIONS

The Corporation was incorporated in Delaware on April 6, 2005 as a blank check company whose objective is to merge with or acquire an operating commercial bank or bank holding company. The Corporation has neither engaged in any operations nor generated revenue to date other than interest income. The registration statement for the Corporation's initial public offering ("Offering") was declared effective June 5, 2006. The Corporation consummated the Offering on June 8, 2006 and received net proceeds of $54,950,000 which is discussed in Note 3. The Corporation's management has broad discretion with respect to the specific application of the net proceeds of this Offering, although substantially all of the net proceeds are intended to be generally applied toward consummating a merger, capital stock exchange, asset acquisition or other similar business combination with an operating business whose objective is to operate a commercial bank or bank holding company ("Business Combination"). There is no assurance that the Corporation will be able to successfully effect a Business Combination. Upon the closing of the Offering, $56,450,000 of the proceeds, including $2,100,000 attributable to the underwriters' discount which the representatives of the underwriters have agreed to defer until the initial Business Combination, are being held in a trust account ("Trust Account") and invested in U.S. government securities or other high-quality, short term interest-bearing investments, until the earlier of (i) the consummation of the Corporation's first Business Combination or (ii) distribution of the Trust Account as described below; provided, however, that up to $1,129,000 of interest income, net of taxes payable on interest earned on the Trust Account, may be released to the Corporation periodically to cover its operating expenses. Interest released to the Corporation to cover its operating expenses and the proceeds of the Offering that were not deposited in the Trust Account will be used to pay for business, legal and accounting due diligence on prospective mergers or acquisitions and continuing general and administrative expenses. The Corporation, after signing a definitive agreement for the Business Combination, will submit such transaction for stockholder approval. In the event that stockholders owning 20% or more of the outstanding stock excluding, for this purpose, those persons who were stockholders immediately prior to the Offering, both vote against the Business Combination and exercise their conversion rights, the Business Combination will not be consummated. All of the Corporation's stockholders prior to the Offering, including all of the officers and directors of the Corporation ("Initial Stockholders"), have agreed to vote all of their founding shares of common stock either for or against the Business Combination as determined by the majority of the votes cast by the holders of the common stock who purchase shares sold in the Offering ("Public Stockholders") with respect to a Business Combination. After consummation of the Corporation's first Business Combination, these voting safeguards no longer apply.

With respect to the first Business Combination which is approved and consummated, any Public Stockholder, other than the Corporation's Initial Stockholders, who vote against the Business Combination may demand that the Corporation redeem his or her shares. The per share redemption price will equal the amount in the Trust Fund as of the record date for determination of stockholders entitled to vote on the Business Combination divided by the number of shares of common stock held by Public Stockholders at the consummation of the Offering. Accordingly, Public Stockholders holding up to 20% of the aggregate number of shares owned by all Public Stockholders may seek redemption of their shares in the event of a Business Combination. Such Public Stockholders are entitled to receive their per share interest in the Trust Fund computed without regard to the shares held by Initial Stockholders. In this respect, $11,690,502 has been classified as common stock subject to possible conversion at December 31, 2007.

The Corporation's Certificate of Incorporation provides that in the event that the Corporation does not consummate a Business Combination by the latter of (i) 18 months after the consummation of the Offering or (ii) 24 months after the consummation of the Offering in the event that either a letter of intent, an agreement in principle or a definitive agreement to complete the Business Combination was executed but was not consummated within such 18-month period (such later date being referred to as the "Termination Date"), the board of directors will adopt a resolution, within 15 days thereafter, finding the Corporation's dissolution advisable and provide notice as promptly thereafter as practicable to stockholders in connection with our dissolution in accordance with Section 275 of the Delaware General Corporation Law. In the event that the Corporation is so dissolved, the Corporation shall promptly adopt and implement a plan of distribution which provides that only holders of shares sold in the Offering shall be entitled to receive liquidating distributions and the Corporation shall pay no liquidating distributions with respect to any other shares of capital stock of the Corporation. In the event of liquidation, it is likely that the per share value of residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per share in the Offering (assuming no value is attributed to the Redeemable Warrants contained in the Units sold in the Offering as described in Note 3).

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements include the accounts of the Corporation. As of December 31, 2007, the Corporation had not engaged in any business operations. All activity through December 31, 2007, is related to the Corporation's formation, the Offering and the pursuit of its objective of acquiring a bank.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual amounts could differ from those estimates.

Cash Equivalents

The Corporation considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially subject the Corporation to credit risk consist of cash and cash equivalents. The Corporation's policy is to limit the amount of credit exposure to any one financial institution and place investments with financial institutions or in short-term money market funds that provide minimal exposure to interest rate and credit risk.

Income Taxes

The Corporation's policy is to recognize deferred tax assets and liabilities for the expected future tax consequences of temporary differences between amounts recognized in the Corporation's financial statements and its tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement carrying amounts and the tax bases of assets and liabilities using enacted tax rates in effect in the years in which the differences are expected to reverse. The effect of significant tax positions for which it is more likely than not that the Corporation will not prevail are recognized liabilities or reductions of deferred tax assets. Valuation allowances are recognized if it is more likely than not that the future tax benefits of deferred tax assets will not be realized. Assessments, if any, for tax related interest are classified as interest expense and tax penalties are classified as general and administrative expenses.

Earnings per Common Share

Basic earnings per share ("EPS") is computed by dividing net income applicable to common stock by the weighted average common shares outstanding during the period. Diluted EPS reflects the additional dilution for all potentially dilutive securities such as stock warrants.

Recently Issued Accounting Standards

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

3. INITIAL PUBLIC OFFERING

On June 8, 2006, the Corporation sold 7,500,000 units ("Units") in the Offering. Each Unit consists of one share of the Corporation's common stock, $0.01 par value, and one Redeemable Common Stock Purchase Warrant ("Warrant"). Each Warrant will entitle the holder to purchase one share of common stock from the Corporation at an exercise price of $5.00 commencing on the completion of a Business Combination and expiring five years from the date of the Offering. The Warrants will be redeemable by the Corporation at a price of $0.01 per Warrant upon 30 days' notice after the Warrants become exercisable, only in the event that the last sale price of the common stock is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third business day prior to the date on which notice of the redemption is given.

In addition, the Corporation sold an option to purchase an aggregate of up to 525,000 units for $100, to I-Bankers Securities, Inc., Maxim Group LLC and Legend Merchant Group, Inc. or their designees, the representatives of the underwriters (the "Underwriters"). The units issuable upon exercise of this option are identical to those offered in the Initial Public Offering, except that each of the warrants underlying this option entitles the holder to purchase one share of common stock at a price of $7.50. This option is exercisable at $10.00 per unit commencing on the later of the consummation of a Business Combination or one year from the date of the Offering. This option expires June 4, 2011. In lieu of the payment of the exercise price, this option may be converted into units on a net-share settlement or cashless exercise basis to the extent that the market value of the units at the time of conversion exceeds the exercise price of this option. This option may only be exercised or converted by the option holder and cannot be redeemed by the Corporation for cash.

The sale of the option to the representatives of the underwriters is accounted for as an equity transaction in accordance with Emerging Issues Task Force No. 00-19, *Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in a Company's Own Stock*, and measured at its fair value. As a result, the Corporation's cash position and stockholders' equity increased by the $100 proceeds from the sale. The Corporation accounted for the fair value of the option as an expense of the Offering. The Corporation has determined based upon a trinomial model that the estimated fair value of the option on the date of sale was approximately $2.4145 per unit or an aggregate of $1,267,613 assuming an expected life of five years, volatility of 32.371% and a risk-free interest rate of 4.929%. Although an expected life of five years was used, if the Corporation does not consummate a Business Combination within the prescribed time period and liquidate, this option would become worthless.

Because the Corporation does not have a trading history, the Corporation estimated the potential volatility of its common stock price using the average volatility of ten publicly-traded banking institutions with market capitalizations ranging from $64 million to $288 million with an average of $149 million. The Corporation believes that the average volatility of these representative institutions is a reasonable benchmark to use in estimating the expected volatility of its common stock after consummation of a Business Combination, because these sample institutions are operating banks or bank holding companies that are similar in size to target business acquisitions. The volatility calculation of 32.371% was derived using the composite volatility of representative banks. This calculation used the daily closing prices for the five year period ended April 30, 2006. Using a higher volatility would have the effect of increasing the implied value of this option.

Pursuant to Rule 2710(g)(1) of the NASD Conduct Rule, the option to purchase 525,000 units is deemed to be underwriting compensation and therefore upon exercise the underlying shares and warrants are subject to a 180-day lock-up. Additionally, the option may not be sold, transferred, assigned, pledged or hypothecated for a one-year period (including the foregoing 180-day period) following the date of the Offering.

Although this option and its underlying securities have been registered by the Corporation, the Corporation has granted to the holders of this option demand and "piggy back" registration rights until the later of five years from the date of the Offering or one year after the warrants are exercised with respect to the securities directly and indirectly issuable upon exercise of this option. The Corporation will bear all fees and expenses attendant to registering the securities, other than underwriting commissions which will be paid for by the holders themselves. The exercise price and number of units issuable upon exercise of this option shall be adjusted in certain circumstances including in the event of a stock dividend, or the Corporation's recapitalization, reorganization, merger or consolidation. However, no adjustments to this option will be made for issuances of common stock at a price below the exercise price of this option.

4. NOTE PAYABLE

Community Bankers Acquisition, LLC, an affiliate of the Corporation's president and one of its stockholders, entered into a revolving credit agreement with the Corporation in the amount of $100,000. Advances under the credit facility were $40,000. The loan was non-interest bearing and was repaid on June 29, 2006.

5. RELATED PARTY TRANSACTIONS

The Corporation presently occupies office space provided by an affiliate of the Corporation's president and an Initial Stockholder. Such affiliate has agreed that, until the acquisition of a target business by the Corporation, it will make such office space, as well as certain office and secretarial services, available to the Corporation, as may be required by the Corporation from time to time. The Corporation has agreed to pay such affiliate $7,500 per month for such services commencing June 5, 2006. Payments made under this agreement totaled $67,320 for the nine months ended December 31, 2007 and $75,000 for the year ended March 31, 2007.

6. CAPITAL STOCK

Common Stock

The Corporation is authorized to issue 50,000,000 shares of common stock. Stockholders are entitled to one vote for each share held of record on all matters to be voted on by stockholders. Stockholders have no conversion, preemptive or other subscription rights and there are no sinking fund or redemption provisions applicable to the common stock, except that Public Stockholders have the right to have their shares of common stock converted to cash equal to their pro rata share of the trust fund if they both elect such conversion within the prescribed time period and they subsequently vote against a Business Combination that is ultimately approved and completed. Assuming that such a Business Combination is not timely completed and the Corporation's dissolution is approved by the stockholders in accordance with Delaware law, Public Stockholders will be entitled to receive their proportionate share of the Trust Fund (including any interest not released to us, net of taxes, and the deferred underwriting discount). In addition, Public Stockholders will be entitled to receive a pro rata portion of our remaining assets not held in trust, less amounts we pay, or reserve to pay, for all of our liabilities and obligations.

Pursuant to letter agreements with the Corporation, the Initial Stockholders have waived their right to receive distributions with respect to their founding shares upon the Corporation's liquidation.

Preferred Stock

The Corporation is authorized to issue 5,000,000 shares of preferred stock with such designations, voting and other rights and preferences as may be determined from time to time by the board of directors.

The agreement with the underwriters prohibits the Corporation, prior to a Business Combination, from issuing preferred stock without the consent of the representatives of the underwriters.

7. INCOME TAXES

There is no difference between the effective tax rate reflected by the provision for income taxes and the amounts calculated using statutory tax rates. The components of the provision for income tax are as follows:

	For the Nine Months ended December 31, 2007	Year ended March 31, 2007	For the Period from April 6, 2005 (inception) to December 31, 2007
Federal			
Current	$ 571,690	$ 690,000	$ 1,261,690
Deferred	--	--	--
	571,690	690,000	1,261,690
State			
Current	4,528	116,000	120,528
Deferred	--	--	--
	4,528	116,000	120,528
	$ 576,218	$ 806,000	$ 1,382,218

There were no deferred tax assets, liabilities or uncertain tax positions at December 31, 2007 and March 31, 2007.

8. PER SHARE INFORMATION

Basic earnings per common share ("Basic EPS") is computed by dividing the net income by the weighted-average number of shares outstanding. Diluted earnings per common share ("Diluted EPS") is computed by dividing the net income by the weighted-average number of common shares and dilutive common share equivalents and warrants then outstanding. The presentation of both Basic EPS and Diluted EPS on the face of the Corporation's Statements of Income is required.

The following table sets forth the computation of basic and diluted per share information:

	Nine months ended December 31, 2007	Twelve months ended March 31, 2007	For the period from April 6, 2005 (inception) to December 31, 2007
Numerator:			
Net Income	$ 1,105,034	$ 1,124,099	$ 2,229,134
Denominator:			
Weighted-average common shares outstanding	9,375,000	7,997,740	6,140,625
Dilutive effect of warrants	2,432,432	2,278,968	2,432,432
Weighted-average common shares outstanding, assuming dilution	11,807,432	10,256,708	8,575,057
Net Income Per Share:			
Basic	$ 0.12	$ 0.14	$ 0.36
Diluted	$ 0.09	$ 0.11	$ 0.26

10. PROPOSED BUSINESS COMBINATIONS

TransCommunity Merger

On September 5, 2007, the Corporation entered into an Agreement and Plan of Merger (the "TFC Merger Agreement") with TransCommunity Financial Corporation ("TFC"). The TFC Merger Agreement sets forth the terms and conditions of the Corporation's acquisition of TFC through the merger of TFC with and into the Corporation (the "TFC Merger"). TransCommunity Bank, N.A., a wholly owned subsidiary of TFC, will become a wholly owned subsidiary of the surviving company in the TFC Merger.

Under the terms of the TFC Merger Agreement, the Corporation will issue to the shareholders of TFC, for each share of TFC's common stock that they own, 1.4200 shares of the Corporation's common stock (the "Exchange Ratio"), subject to adjustment as described below. If the daily average closing price for the Corporation's common stock for the 20 consecutive full days of trading in such stock ending five days before the closing date is less than $7.42, the Corporation will increase the Exchange Ratio to the quotient obtained by dividing $10.5364 by such daily average closing price.

In addition, at the effective time of the TFC Merger, each outstanding option to purchase shares of TFC's common stock under any of TFC's stock plans shall vest pursuant to its terms and shall be converted into an option to acquire the number of shares of the Corporation's common stock equal to the number of shares of common stock underlying the option multiplied by the Exchange Ratio. The exercise price of each option will be adjusted accordingly.

Consummation of the TFC Merger is subject to a number of customary conditions including the approval of the TFC Merger by the shareholders of each of TFC and the Corporation and the receipt of all required regulatory approvals. In addition, closing of the transaction is also conditioned on holders of fewer than 20% of the shares of the Corporation's common stock voting against the transaction and electing to convert their shares of the Corporation's common stock into cash. Pursuant to the TFC Merger Agreement either party may terminate the TFC Merger Agreement in the event the TFC Merger is not consummated by May 31, 2008. As a result of the execution of the TFC Merger Agreement, pursuant to the Corporation's certificate of incorporation, it has until June 7, 2008 to complete the transaction before it would otherwise be required to liquidate.

BOE Merger

On December 14, 2007 the Corporation announced that it had entered into an Agreement and Plan of Merger dated as of December 13, 2007, (the "BOE Merger Agreement") with BOE Financial Services of Virginia, Inc. ("BOE"). The BOE Merger Agreement sets forth the terms and conditions of the Corporation's acquisition of BOE through the merger of BOE with and into the Corporation (the "BOE Merger"). Bank of Essex, a Virginia state bank and a wholly owned subsidiary of BOE (the "Bank") will become a wholly owned subsidiary of the surviving corporation in the BOE Merger.

Under the terms of the BOE Merger Agreement, the Corporation will issue to the stockholders of BOE, for each share of BOE's common stock that they own, 5.7278 shares of the Corporation's common stock (the "Exchange Ratio"), subject to adjustment. If the daily average closing price for the Corporation's common stock for the 20 consecutive full days of trading in such stock ending five days before the closing date is less than $7.42, we will increase the Exchange Ratio to the quotient obtained by dividing $42.50 by such daily average closing price.

In addition, at the effective time of the BOE Merger, each outstanding option to purchase shares of BOE's common stock under any of BOE's stock plans shall vest pursuant to its terms and shall be converted into an option to acquire the number of shares of the Corporation's common stock equal to the number of shares of common stock underlying the option multiplied by the Exchange Ratio. The exercise price of each option will be adjusted accordingly.

Consummation of the BOE Merger is subject to the consummation of the TFC Merger and a number of customary conditions including the approval of the BOE Merger by the stockholders of BOE and by the

Corporation's stockholders and the receipt of all required regulatory approvals. The BOE Merger is expected to be completed in the second quarter of 2008. Pursuant to the BOE Merger Agreement either party may terminate the BOE Merger Agreement in the event the BOE Merger Agreement is not consummated by June 30, 2008.

11. COMMITMENTS

On September 5, 2007, the Corporation entered into an agreement with Keefe, Bruyette & Woods, Inc. ("KBW") to provide financial advisory and investment banking services to the Corporation in connection with the proposed Merger with TransCommunity Financial Corporation discussed in Note 10. The Corporation paid $125,000 upon execution of the agreement and, in the event that the business combination with TFC is consummated, it will pay a cash fee to KBW at closing of $375,000.

On December 5, 2007, the Corporation entered into an agreement with KBW to provide financial advisory and investment banking services to the Corporation in connection with the proposed Merger with BOE Financial Services of Virginia, Inc., discussed in Note 10. The Corporation paid $125,000 upon execution of the agreement and, in the event that the business combination with BOE is consummated, it will pay a cash fee to KBW at closing of $375,000.

In addition, the Corporation agreed to pay to I-Bankers Securities, Inc. serving as the underwriting syndicate's representative, $2,100,000 attributable to the underwriters' discount which the representatives of the underwriters have agreed to defer until the consummation of the initial Business Combination. Until a Business Combination is completed, these funds are held in the Trust Account. If the Corporation does not complete a Business Combination, then the 2% deferred discount will become part of the funds returned to the Corporation's Public Stockholders from the trust account upon its liquidation as part of any plan of dissolution and distribution approved by the Corporation's stockholders.

12. SUBSEQUENT EVENT

Pursuant to an amendment dated March 20, 2008 to its engagement agreement dated September 5, 2007 with the Corporation, Keefe, Bruyette & Woods, Inc. has agreed to assist the Corporation in organizing meetings with third parties not currently stockholders in the Corporation to discuss the TFC Merger. For its assistance in organizing such meetings, the Corporation has agreed to pay Keefe, Bruyette & Woods a fee of $750,000 contingent upon consummation of the mergers. Such fee is in addition to the other cash fees due to Keefe, Bruyette & Woods, Inc. at the time of and contingent upon closing of the TFC Merger and the BOE Merger.